July 23, 2008

VIA EDGAR

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 205490-7010

Re:	Urban Outfitters, Inc. Form 10-K for the fiscal year ended January 31, 2008 Filed March 28, 2008 File No. 000-22754

Dear Mr. Reynolds:

As our outside securities counsel has discussed with you, we respectfully request an extension of time to respond to the comment in your letter dated July 11, 2008 relating to the above referenced Form 10-K for the fiscal year ended January 31, 2008, filed with the SEC on March 28, 2008 (File No. 000-22754).

In light of scheduled vacations for key personnel, we are requesting this extension to allow us the additional time to consider the performance targets mentioned in the Staff’s comment and to perform an analysis of the impact of their possible disclosure on our company’s competitive position. As indicated to you, we intend to provide our response on or before August 15, 2008. Thank you for your consideration.

Sincerely,

/s/ Glen A. Bodzy
Glen A. Bodzy, Esq.
Secretary and General Counsel

cc:	Glen T. Senk
Walter J. Mostek, Esq.